UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  3  )*
Pactera Technology International Ltd.
(Name of Issuer)

Common shares, par value $0.00139482 per share
(Title of Class of Securities)

6952551091
(CUSIP Number)

GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
United States of America
Telephone: 650-475-2150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one common share of the Issuer.

CUSIP No. 695255109		Page 2 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures (Q.P.) L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 695255109		Page 3 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 695255109		Page 4 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures L.L.C.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 695255109		Page 5 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures II L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 695255109		Page 6 of 24 Pages

1.	Names of Reporting Persons GGV II Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(4)
14.	Type of Reporting Person PN

CUSIP No. 695255109		Page 7 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures II L.L.C.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 695255109		Page 8 of 24 Pages

1.	Names of Reporting Persons Ray A. Rothrock
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 695255109		Page 9 of 24 Pages

1.	Names of Reporting Persons Anthony Sun
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 695255109		Page 10 of 24 Pages

1.	Names of Reporting Persons Scott B. Bonham
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 695255109		Page 11 of 24 Pages

1.	Names of Reporting Persons Joel D. Kellman
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 695255109		Page 12 of 24 Pages

1.	Names of Reporting Persons Hany M. Nada
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 695255109		Page 13 of 24 Pages

1.	Names of Reporting Persons Thomas K. Ng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 695255109		Page 14 of 24 Pages

1.	Names of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 695255109		Page 15 of 24 Pages

1.	Names of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 695255109		Page 16 of 24 Pages

1.	Names of Reporting Persons Jenny Lee
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

Explanatory Note

This Amendment No. 3 to Schedule 13D (this "Schedule 13D/A") amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on June 6, 2013, as amended by Amendment No. 1 to Schedule 13D, filed by the undersigned with the Securities and Exchange Commission on September 16, 2013 and Amendment No. 2 to Schedule 13D, filed by the undersigned with the Securities and Exchange Commission on October 21, 2013 (as amended, the "Original Schedule 13D").

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On March 6, 2014, at 10:00 a.m. (Beijing time), an extraordinary general meeting of shareholders of the Issuer was held at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted in person or by proxy to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Annex A to the Merger Agreement and the transactions contemplated thereby, including the merger.

On March 26, 2014, the Issuer and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of March 26, 2014, pursuant to which the Merger became effective on March 27, 2014.  As a result of the Merger, the Issuer ceased to be a publicly traded company and became indirectly wholly owned by Parent.

At the effective time of the Merger, each outstanding Common Share (including the Common Shares represented by ADSs), other than (a) the Rollover Shares, (b) Common Shares held by Parent, the Company or any of their subsidiaries (collectively, with the Rollover Shares, the “Excluded Shares”) and (c) Common Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Section 238 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, was cancelled in exchange for the right to receive $7.30 in cash without interest, and each issued and outstanding ADS (other than any ADS that represents Excluded Shares), each representing one Common Share, was cancelled in exchange for the right to receive an amount in cash equal to the merger consideration, less up to $0.05 per ADS in cancellation fees pursuant to the terms of the ADS deposit agreement of the Company, in each case, net of any applicable withholding taxes.

As a result of the Merger, all of the Common Shares beneficially owned by the Reporting Persons prior to the effective time were contributed to Parent in exchange for the right to subscribe for the ordinary shares or other equity based securities of Parent in accordance with the GGV Contribution Agreement and the Reporting Persons no longer beneficially owns any Common Shares of the Issuer.

Following the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 15 in connection with the completion of the transaction, or such shorter period as may be determined by the Commission, the registration of the ADSs and the underlying Common Shares under the Exchange Act will be terminated.

18

Item 5	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) As a result of the Merger, all of the Common Shares beneficially owned by the Reporting Persons prior to the effective time were contributed to Parent in exchange for the right to subscribe for the ordinary shares or other equity based securities of Parent pursuant to the terms of the Merger Agreement and the GGV Contribution Agreement.

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.

(d)-(e) Not applicable.

19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2014

GRANITE GLOBAL VENTURES (Q.P.) L.P.

GRANITE GLOBAL VENTURES L.P.

BY:	GRANITE GLOBAL VENTURES L.L.C.

ITS:	GENERAL PARTNER

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES L.L.C.

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES II L.P.

GGV II ENTREPRENEURS FUND L.P.

BY:	GRANITE GLOBAL VENTURES II L.L.C

ITS:	GENERAL PARTNER

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

20

GRANITE GLOBAL VENTURES II L.L.C.

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Ray A. Rothrock

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Anthony Sun

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Scott B. Bonham

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Joel D. Kellman

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jixun Foo

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Glenn Solomon

/s/ Hany M. Nada

Hany M. Nada

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Thomas K. Ng

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jenny Lee
21